UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2025 Interim Results dated 07 August 2025, prepared by WPP plc.

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                            7 August 2025

2025 Interim Results
H1 performance in line with July 2025 trading update; significant repositioning and investment in WPP Media; strengthening of data and AI capabilities

Key figures (£ million)	H1 2025	+/(-) % reported1	+/(-) % LFL2	H1 2024
Revenue	6,663	(7.8)	(2.4)	7,227
Revenue less pass-through costs	5,026	(10.2)	(4.3)	5,599
Reported:
Operating profit	221	(47.8)		423
Operating profit margin (%)3	3.3	(2.6)pt		5.9
Diluted EPS (p)	4.0	(78.7)		18.8
Dividends per share (p)	7.5	(50.0)		15.0
Headline4:
Operating profit	412	(36.2)	(29.1)	646
Operating profit margin (%)	8.2	(3.3)pt	(2.9)pt	11.5
Diluted EPS (p)	20.0	(35.3)		30.9

In line with the July trading update, WPP reports H1 revenue of £6,663m, down 7.8% on a reported basis and down 2.4% like-for-like (LFL), while revenue less pass-through costs of £5,026m was down 4.3% LFL. Q2 revenue less pass-through costs of £2,544m was down 12.6% on a reported basis and 5.8% LFL. H1 reported operating profit margin was 3.3% and headline operating profit margin was 8.2%, representing a LFL decrease of 2.9pt. With H1 results in line with our trading update issued in early July, we continue to expect 2025 LFL revenue less pass-through costs of -3% to -5% with headline operating profit margin down 50 to 175 bps (excluding the impact of FX).

Mark Read, Chief Executive Officer of WPP, said:

“It has been a challenging first half given pressures on client spending and a slower new business environment. We have, however, made significant progress on the repositioning of WPP Media, simplifying its organisational model to increase effectiveness and reduce costs. Meanwhile, the acquisition of InfoSum, the launch of Open Intelligence and the continued adoption of WPP Open all strengthen our data and technology capabilities.

“The Board is declaring an interim dividend of 7.5p ahead of a review of the strategy and future capital allocation policy which will be led by Cindy Rose, who succeeds me as CEO on 1 September. The priority is to drive sustainable growth supported by an appropriate level of financial flexibility while balancing returns to shareholders.

“WPP is a company with enormous strengths in creativity and media, technology and AI, talented people, deep client relationships and unmatched global reach. Throughout my seven years as CEO, technological innovation has been a constant and I believe that thanks to our investment in AI we can look to the future with confidence. I would like to thank our clients for their partnership and our people for their dedication and I wish them, and Cindy, every success in the future.”

H1 and Q2 2025 performance

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Revenue – H1 reported revenue of £6,663m was down 7.8%, with a LFL decline of 2.4%. H1 revenue less pass-through costs of £5,026m was down 10.2% reported and down 4.3% LFL. Q2 revenue of £3,420m was down 10.4%, a LFL decline of 4.0%. Q2 revenue less pass-through costs of £2,544m was down 12.6% reported and down 5.8% LFL.

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Business segment and regions – Global Integrated Agencies H1 LFL revenue less pass-through costs fell 4.5% (Q2: -6.0%) with WPP Media declining 2.9% (Q2: -4.7%) and other integrated creative agencies declining 5.8% (Q2: -7.2%). By geography, North America declined 2.4% (Q2: -4.6%), UK -6.0% (Q2: -6.5%), Western Continental Europe -5.5% (Q2: -6.5%) and Rest of World -5.4% (Q2: -6.8%), with India broadly flat 0.1% (Q2: -3.9%) offset by a decline in China of -16.6% (Q2: -15.9%).

●
Clients – WPP’s top 25 clients held broadly flat at 0.1% LFL growth in the first half. While Tech & Digital Services, Automotive and Healthcare client sectors were stable across the period, we did see more pressure in the second quarter with LFL declines across all three. CPG, having been stable in the first quarter, also saw a LFL step down in Q2.

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Operating profit – H1 headline operating profit was £412m, a margin of 8.2% (H1 2024: 11.5%), down 2.9pt LFL. The lower margin reflects the decline in revenue less pass-through costs and higher severance costs, in particular at WPP Media. H1 reported operating profit was £221m down 47.8%, including goodwill impairment of £116m.

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Average adjusted net debt as at 30 June 2025 of £3.4bn down £0.2bn from 30 June 2024, reflecting net sale proceeds received in December 2024 from FGS Global which were used to pay down debt.

●
Dividend – The Board has decided to set the interim dividend at 7.5p (H1 2024: 15.0p). The Board recognises the importance of dividends to shareholders and today's step balances that, creating room for our incoming CEO to review the group’s strategy and capital allocation policy while maintaining financial flexibility.

Delivering on strategic priorities for 2025

●
Improving the competitiveness of WPP Media – WPP Media’s performance during the course of the first half reflects the continued impact of client losses and a challenging macro environment. During the second quarter, however, we have seen significant progress on the implementation of the plan laid out by Brian Lesser at the preliminary results announcement in February. Operationally, with the launch of Open Intelligence and supported by the acquisition of InfoSum, WPP Media is well advanced on its plan to create the next generation of AI-enhanced data and marketing solutions for clients, delivered through the industry’s most powerful and secure infrastructure. In addition, action taken in the second quarter to make WPP Media’s organisational model more client-centric gives greater flexibility for reinvestment and allows us to focus our resources on continuing to improve our competitive proposition and on our client success.

●
Further adoption of WPP Open – AI, data and technology are central to the way we serve our clients and continues to drive increased scope of work with existing clients. It is also supporting our new business activity. Usage of WPP Open continues to grow, with c.85% of our client-facing staff using the platform in June (up from c.60% in March).

●
New business – Amid lower levels of activity at a market level, H1 wins include Electronic Arts, Hisense and Hero Motocorp in Media, L’Oréal and Samsung in Influencer, TK Maxx and Honda in PR and Generali, IKEA and Heineken in Creative/Commerce.

●
Cost discipline enabling investment in WPP Open, AI and data – In addition to the annualisation of structural cost savings and a continued focus on back-office efficiency, we are also taking a proactive approach to managing our flexible cost base. Headcount since the start of the year was down 3.7%, broadly in line with the LFL revenue decline and we expect the severance action taken in the second quarter alone to generate £150m+ of annualised gross cost savings from 2026. We continue to prioritise investment in WPP Open, AI and data including the integration of new AI tools into WPP Open, driving day-to-day productivity improvements for our people.

Financial outlook for 2025

●
LFL revenue less pass-through costs –  In line with our trading update issued in early July, we continue to expect 2025 LFL revenue less pass-through costs of -3% to -5%.

●
Headline operating profit margin –  Again, in line with commentary in early July, we continue to expect headline operating profit margin to be down 50 to 175 bps year on year (excluding the impact of FX). This incorporates the benefit of cost action taken in the first half which will support an improved margin in the second half, while we continue to prioritise appropriate investment in the business.

●
Adjusted operating cash flow before working capital – As a result of our LFL revenue less pass-through cost and headline operating profit margin guidance, we now expect adjusted operating cash flow before working capital for 2025 to be in the range of £1.1bn to £1.2bn relative to our original expectation of around £1.4bn.

●
Other financial indicators – Further detail on 2025 guidance is provided on page 10.

Conference Call at 9.30am UK/4.30am EDT:

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Dial-in Details: UK +44 (0) 20 3936 2999; US +1 646 233 4753; Passcode: 211445
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Webcast: Live listen-only webcast will be available here

For further information:
Media		Investors and analysts
Chris Wade, WPP	+44 20 7282 4600	Thomas Singlehurst, CFA	+44 7876 431922
Richard Oldworth,	+44 7710 130 634	Anthony Hamilton	+44 7464 532903
Burson Buchanan	+44 20 7466 5000	Melissa Fung	+44 7353 107064

press@wpp.com		irteam@wpp.com	wpp.com/investors

1. Percentage change in reported sterling.
2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
3. Reported operating profit divided by revenue.
4. In this press release, not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 4. Management believes these non-GAAP measures, including like-for-like, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Details of how these have been arrived at are shown in Appendix 4.

First half 2025 overview

Revenue in the first half was £6,663m, down 7.8% from £7,227m in H1 2024, and down 2.4% LFL. Revenue less pass-through costs was £5,026m, down 10.2% from £5,599m in H1 2024, and down 4.3% LFL.

£ million	Q2 2025	% reported	% M&A	% FX	+/(-) % LFL
Revenue	3,420	(10.4)	(2.8)	(3.6)	(4.0)
Revenue less pass-through costs	2,544	(12.6)	(3.3)	(3.5)	(5.8)

£ million	H1 2025	% reported	% M&A	% FX	+/(-) % LFL
Revenue	6,663	(7.8)	(3.0)	(2.4)	(2.4)
Revenue less pass-through costs	5,026	(10.2)	(3.5)	(2.4)	(4.3)

Segmental review

Business segments – revenue less pass-through costs

+/(-) % LFL	Global Integrated Agencies	Public Relations	Specialist Agencies
Q2 2025	(6.0)	(7.8)	(1.9)
H1 2025	(4.5)	(7.2)	(0.4)

Global Integrated Agencies: WPP Media saw a LFL decline in revenue less pass-through costs of 2.9% in H1 (Q2: -4.7%) impacted by cuts in client spending as well as the impact of one-off factors in Q2. Cuts to client spending and lower net new business, including the ramping down of a Q1 client loss, particularly weighed on Q2 LFL.

Other Global Integrated Agencies declined 5.8% (Q2: -7.2%) as a result of lower overall client spending, particularly at Ogilvy which declined high-single digits in the first half. There was also continuing pressure on project-based work which weighed on our agencies, albeit both AKQA and Grey saw a slight sequential quarterly improvement on easier comparisons. VML and Hogarth performed relatively better in the first half (down low-single digits and broadly flat, respectively), benefiting from recent new business wins.

Public Relations: In Q2, Burson saw a broadly similar trend to Q1 with LFL revenue less pass-through costs down mid-to-high-single digit as the business continued to face a challenging environment for client discretionary spending, in particular in Europe. We are however encouraged by improved new business momentum in H1, in particular in the US.

Specialist Agencies: Overall, Specialist Agencies was broadly flat, with H1 LFL revenue less pass-through costs declining 0.4%, with a Q2 decline of 1.9%. Landor, and a number of our smaller specialist agencies, continued to be affected by the macro environment and further delays in project-based spending, particularly in Q2. However, CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow strongly in H1, building on double-digit growth in 2024. Encouragingly, Design Bridge and Partners returned to growth in Q2.

Regional segments – revenue less pass-through costs

+/(-) % LFL	North America	United Kingdom	Western Cont. Europe	Rest of World
Q2 2025	(4.6)	(6.5)	(6.5)	(6.8)
H1 2025	(2.4)	(6.0)	(5.5)	(5.4)

North America declined by 2.4% in H1 2025, driven by a Q2 decline of 4.6% reflecting a quarter-on-quarter deterioration against a tougher Q2 comparison (Q2 2024: +2.0%) and the ramp down of a Q1 client loss. This was partially offset by a resumption of growth in Healthcare and a robust performance in Government. VML saw broadly flat H1 growth, while Ogilvy and AKQA suffered cuts in client spend.

The United Kingdom declined 6.0% in H1, with Q2 seeing a 6.5% decline despite an easing comparison (Q2 2024: -5.3%). Ogilvy grew in H1 benefiting from new business, offset by declines in other agencies. The UK saw pressure in Telecom, Media & Entertainment, reflecting client losses.

Western Continental Europe also remained weak against an easier comparison, down 5.5% in H1 and 6.5% in Q2. France and Italy saw mid-to-high-single digit declines, reflecting the continuing impact of macroeconomic pressures weighing on client spending and the impact of one-off factors. Germany declined 3.2% in H1, however with a sequential improvement in trend (Q2: -1.6%).

Rest of World declined 5.4% in H1. India remained flat (+0.1%) against a tough comparison (H1 2024: +8.1%), impacted by the timing of sporting events, but this was offset by a decline of 16.6% in China on client assignment losses and persistent macroeconomic pressures. There were also declines in Latin America (-2.7%) and Middle East & Africa (-2.6%). Central & Eastern Europe, meanwhile, continued to grow (+2.2%).

Top five markets – revenue less pass-through costs

+/(-) % LFL	USA	UK	Germany	China	India
Q2 2025	(4.5)	(6.5)	(1.6)	(15.9)	(3.9)
H1 2025	(2.3)	(6.0)	(3.2)	(16.6)	0.1

Client sector – revenue less pass-through costs

	Q2 2025	H1 2025	H1 2025
	+/(-) % LFL	+/(-) % LFL	% share, revenue less pass-through costs1
CPG	(8.3)	(4.2)	27.8
Tech & Digital Services	(1.2)	1.5	17.8
Healthcare & Pharma	(0.5)	(0.2)	11.7
Automotive	(4.5)	0.1	10.7
Retail	(3.9)	(3.5)	8.9
Telecom, Media & Entertainment	(7.4)	(6.2)	6.5
Financial Services	(4.5)	(1.1)	6.2
Other	(14.6)	(14.2)	4.1
Travel & Leisure	(5.3)	(5.3)	3.6
Government, Public Sector & Non-profit	8.6	10.7	2.7
1. Proportion of WPP revenue less pass-through costs in H1 2025; table made up of clients representing 82% of WPP total revenue less pass-through costs.

Financial results

Unaudited income statement1:
	Headline			Reported
£ million	H1 2025	H1 2024	+/(-) %	H1 2025	H1 2024	+/(-) %
Revenue	6,663	7,227	(7.8)	6,663	7,227	(7.8)
Revenue less pass-through costs	5,026	5,599	(10.2)	5,026	5,599	(10.2)
Operating profit	412	646	(36.2)	221	423	(47.8)
Operating profit margin (%)2	8.2%	11.5%	(3.3)pt	3.3%	5.9%	(2.6)pt
Earnings from associates	17	15	13.3	17	16	6.3
Profit before interest & tax	429	661	(35.1)	238	439	(45.8)
Net finance costs	(129)	(136)	5.1	(140)	(101)	38.6
Profit before taxation	300	525	(42.9)	98	338	(71.0)
Tax	(55)	(146)	62.3	(28)	(92)	(69.6)
Profit after taxation	245	379	(35.4)	70	246	(71.5)
Non-controlling interests	(26)	(41)	36.6	(26)	(41)	(36.6)
Profit attributable to shareholders	219	338	(35.2)	44	205	(78.5)
Diluted EPS (p)	20.0p	30.9p	(35.3)	4.0p	18.8p	(78.7)
1. Non-GAAP measures in this table are reconciled in Appendix 4.

2. Headline operating profit margin is headline operating profit divided by revenue less pass-through costs and reported operating profit margin is reported operating profit divided by revenue, with the % change expressed in margin points.

Operating profit

Headline operating profit was £412m (H1 2024: £646m), at a headline operating profit margin of 8.2% (H1 2024: 11.5%), 3.3 points lower than the prior period, and 2.9 points lower LFL. This reflects the decline in revenue less pass-through costs (LFL decline of 4.3%) and increased severance activity compared to the prior period, in particular at WPP Media.

Total headline operating costs were down 6.8%, to £4,614m (H1 2024: £4,953m).

Staff costs of £3,685m were down 7.5% compared to the prior period (H1 2024: £3,985m), representing lower headcount as a result of the actions we have taken to mitigate the top-line decline in H1, lower incentives and our restructuring initiatives, which has more than offset wage inflation and severance costs in the period, which were £86m (H1 2024: £36m).

Incentives of £59m were down 60.1% compared to the prior period (H1 2024: £148m) due to business performance against annual incentive targets and the disposal of FGS Global.

The average number of people in the Group in the first half was 106,000 compared to 113,000 in H1 2024. The total number of people as at 30 June 2025 was 104,000 compared to 111,000 as at 30 June 2024.

Establishment costs of £219m were down 9.5% compared to the prior period (H1 2024: £242m) driven by the ongoing benefits from the campus programme and consolidation of leases, the benefit from the prior year FGS disposal in H2 2024 and a favourable FX impact. IT costs of £340m were broadly flat supported by our continuing investment in WPP Open, AI and data. Personal costs of £98m were down 4.9% driven by savings in travel and entertainment, and other operating expenses of £272m were down 3.5% driven by lower commercial and office costs.

Headline EBITDA (including IFRS 16 depreciation) for the period was down 29.8% to £531m (H1 2024: £756m).

Reported operating profit was £221m (H1 2024: £423m) at a reported operating profit margin of 3.3% (H1 2024: 5.9%) with the decrease primarily due to the same factors as headline operating profit above, with total adjusting items of £191m (H1 2024: £223m). Reported operating profit includes goodwill impairment charges of £116m (H1 2024: £nil), amortisation and impairment of acquired intangible assets of £32m (H1 2024: £57m) and restructuring costs of £45m (H1 2024: £153m). The prior period included £23m of impairment of investments in associates.

The restructuring costs represent a decrease of £108m from the prior period, consistent with the expected ramp down shared at the 2024 Capital Markets day.

Net finance costs

Headline net finance costs of £129m were down 5.1% compared to the prior period (H1 2024: £136m), primarily due to a lower average adjusted net debt in H1 2025 compared to H1 2024.

Reported net finance costs were £140m (H1 2024: £101m), including net expense of £11m (H1 2024: net income £35m) relating to the revaluation and retranslation of financial instruments.

Tax

The headline effective tax rate (based on headline profit before tax) was 18.3% (H1 2024: 28.0%).

The headline tax charge in the first half is lower than the prior corresponding period primarily due to the benefit of credits from the successful resolution of a tax matter.

For the full year, we expect fixed elements within our tax charge to have a proportionately higher effect on a lower profit before tax, therefore our expectation is now for the full year headline effective tax rate to be around 31%.

The reported effective tax rate was 28.6% (H1 2024: 27.2%). The reported effective tax rate is higher than the headline effective tax rate primarily due to non-deductible goodwill impairment charges.

Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

Earnings per share (“EPS”) and dividend

Headline diluted EPS was 20.0p (H1 2024: 30.9p), a decrease of 35.3% due to lower headline operating profit offset by lower headline net finance costs and a lower headline effective tax rate.

Reported diluted EPS was 4.0p (H1 2024: 18.8p), a decrease of 78.7% due to lower reported operating profit, higher net finance costs and a higher reported effective tax rate.

For 2025, the Board is declaring an interim dividend of 7.5p (H1 2024: 15.0p). The record date for the interim dividend is 10 October 2025, and the dividend will be payable on 3 November 2025.

Cash flow highlights

Unaudited headline cash flow statement1:
Six months ended (£ million)	30 June 2025	30 June 2024
Headline operating profit	412	646
Headline earnings from associates	17	15
Depreciation of property, plant and equipment	82	81
Amortisation of other intangibles	20	14
Depreciation of right-of-use assets	101	110
Headline EBITDA	632	866
Less: headline earnings from associates	(17)	(15)
Repayment of lease liabilities and related interest	(170)	(187)
Non-cash compensation	41	56
Non-headline cash items (including restructuring costs)	(35)	(144)
Capex	(88)	(107)
Adjusted operating cash flow before working capital	363	469
Working capital	(1,348)	(1,056)
Adjusted operating cash flow	(985)	(587)
% conversion of Headline operating profit	(239) %	(91) %
Net dividends (to minorities)/from associates	(11)	(16)
Contingent consideration liability payments	(15)	(25)
Net interest	(93)	(49)
Cash tax2	(168)	(168)
Adjusted free cash flow	(1,272)	(845)
Disposal proceeds	6	33
Net initial acquisition payments	(133)	(29)
Dividends	—	—
Share purchases	(92)	(57)
Adjusted net cash flow	(1,491)	(898)
Reported:
Net cash outflow from operating activities	(1,036)	(540)
1. A summary of the Group’s unaudited cash flow statement and notes for the six months ended 30 June 2025 is provided in Appendix 1 and any non-GAAP measures in this table are reconciled in Appendix 4.
2. Cash tax in H1 2025 includes £43m related to tax payments for the FGS disposal.

Adjusted operating cash outflow was £985m (H1 2024: £587m). The main drivers of the larger cash outflow year on year was the decrease in headline operating profit and a larger working capital outflow, £292m higher than the prior period, which was partially offset by a decrease in non-headline cash costs to £35m (H1 2024: £144m). Working capital was a net outflow of £1,348m (H1 2024: £1,056m) and reflects the usual seasonality of client activity and timing of payments. Non-headline cash items includes £40m of cash restructuring and transformation costs offset by £5m of investment income received. The decrease from the prior period is driven by the ramp down of the previously announced structural cost saving programs and lower spend on our IT transformation.

Adjusted free cash outflow was £1,272m, higher than prior period (H1 2024: £845m) due to the higher adjusted operating cash outflow and higher net interest payments. Adjusted net cash outflow of £1,491m was higher than the prior period (H1 2024: £898m) due to higher net initial acquisition payments, mainly for the InfoSum acquisition, and higher share purchases compared to the prior period.

Reported net cash outflow from operating activities (see Appendix 1) increased to £1,036m (H1 2024: £540m outflow) due to the decrease in reported operating profit and a larger working capital outflow.

Balance sheet highlights

Unaudited balance sheet

As at 30 June 2025, the Group had total equity of £3,408m (31 December 2024: £3,734m).

Non-current assets of £11,543m decreased by £305m (31 December 2024: £11,848m), primarily driven by lower goodwill due to impairment charges recognised in H1 2025.

Current assets of £11,851m decreased by £1,810m (31 December 2024: £13,661m). The decrease principally relates to a decrease in cash and cash equivalents of £1,201m and trade and other receivables which decreased by £356m to £7,366m.

Current liabilities of £13,760m decreased by £1,756m (31 December 2024: £15,516m). The decrease principally relates to trade and other payables which decreased by £1,989m, partially offset by a net increase in current borrowings of £352m. The increase in current borrowings is due to an increase of short-term financing offset by the repayment of €500m of 1.375% bonds which matured March 2025.

The decrease in both trade and other receivables and trade and other payables is primarily due to the seasonality of client activity and timing of payments, with the movement from December consistent with prior years.

Non-current liabilities of £6,226m (31 December 2024: £6,259m) remained broadly flat.

Recognised within total equity, other comprehensive loss of £304m (H1 2024: £62m loss) for the period includes a £359m loss (H1 2024: £37m loss) for foreign exchange differences on translation of foreign operations, and an £88m gain (H1 2024: £18m loss) on the Group’s net investment hedges.

A summary of the Group’s unaudited balance sheet and selected notes as at 30 June 2025 is provided in Appendix 1.

Adjusted net debt

As at 30 June 2025, the Group had cash and cash equivalents of £1.4bn (31 December 2024: £2.6bn) and borrowings of £4.8bn (31 December 2024: £4.3bn). The Group has current liquidity of £3.0bn (31 December 2024: £4.5bn) comprising of cash and cash equivalents, bank overdrafts and undrawn credit facilities.

As at 30 June 2025, adjusted net debt was £3.3bn (31 December 2024: £1.7bn), up £1.6bn since the beginning of the year, reflecting seasonal cash outflows in the first half of the year. Average adjusted net debt at 30 June 2025 was £3.4bn, compared to £3.5bn at 31 December 2024 and £3.6bn at 30 June 2024.

The average adjusted net debt to headline EBITDA ratio in the 12 months ended 30 June 2025 is 1.98x (12 months ended 30 June 2024: 1.85x), which is outside our target range of 1.5x-1.75x.

The Group has a five-year Revolving Credit Facility of $2.5bn maturing in February 2030, with a further one-year extension option and with no financial covenants.

As at 30 June 2025, our bond portfolio had an average maturity of 6.4 years (31 December 2024: 6.3 years) and a weighted average coupon rate of 3.5% (31 December 2024: 3.5%).
Financial outlook

Our guidance for 2025 is as follows:

Like-for-like revenue less pass-through costs growth of -3% to -5% Headline operating margin expected to decline 50 to 175 bps year-on-year (excluding the impact of FX)

Other 2025 modelling assumptions:

●
Mergers and acquisitions will reduce revenue less pass-through costs by around 3.0 points primarily due to the disposal of FGS Global, partially offset by anticipated M&A
●
FX impact: current rates (at 1 August 2025, with USD/GBP rate of 1.33) imply a c.1.7% drag on FY 2025 revenue less pass-through costs, with c.10bps reduction expected on FY 2025 headline operating margin
●
In keeping with our revenue less pass-through cost and headline operating margin guidance, we now expect the following:
●
Headline earnings from associates of around £40m (unchanged)
●
Non-controlling interests of around £65m (unchanged)
●
Headline net finance costs of around £280m (unchanged)
●
Headline effective tax rate1 of around 31% vs. 29% previously
●
Capex of around £220m vs. £250m previously
●
Cash restructuring costs of around £90m vs. £110m previously
●
Adjusted operating cash flow before working capital of around £1.1bn to £1.2bn vs. £1.4bn previously

Medium-term targets

In January 2024, we presented our updated medium-term financial framework including the following three targets:

●
3%+ LFL growth in revenue less pass-through costs
●
16-17% headline operating profit margin
●
Adjusted operating cash flow conversion of 85%+2

This announcement contains information that qualifies or may qualify as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary.

1. Headline tax as a % of headline profit before tax.
2. Adjusted operating cash flow divided by headline operating profit.

Q2 2025 highlights

At our January 2024 Capital Markets Day we set out four strategic pillars. Below we highlight key developments from Q2 against these areas of strategic focus.

1. Lead through AI, data and technology

●
Driving investment and adoption of WPP Open – At the preliminary results in February 2025 we outlined our ambition to drive further investment in WPP Open, taking the annual spend on our AI-powered marketing operating system to £300m in 2025 from £250m in 2024. A key metric for us is internal adoption and we have seen further progress in adoption, with 69,000 of our people (equivalent to c.85% of client-facing staff) using the platform actively on a monthly basis, up from 33,000/c.40% in December.

●
Supporting WPP Media’s ID to AI approach via the acquisition of InfoSum – The acquisition of InfoSum announced in April (see link) marks a major strategic step forward for WPP Media’s AI-driven data offer. The acquisition of InfoSum embeds an AI-enabled, secure and privacy-enhancing data collaboration platform within WPP Open, enabling data-driven marketing and AI model training for WPP and its clients, and is a critical milestone in our journey to leapfrog traditional identity-led solutions. In May, InfoSum was named as a Leader in the IDC MarketScape (see link).

●
WPP Media launches Open Intelligence – Leveraging the acquisition of InfoSum and progress on our global media platform, WPP Media launched Open Intelligence (see link). Open Intelligence is an AI-based tool designed to predict audience behaviour and marketing performance, powering Open Media Studio as well as other applications within WPP Open. The key characteristics are that it: (a) moves beyond reliance on identity data by combining it with other data sources, including partner first party data, for a more comprehensive, multimodal understanding of audiences; (b) employs a privacy-by-default approach enabled by InfoSum, enabling custom model training without moving or sharing data using federated learning; and (c) drives continuous optimisation of audience segmentation, creative development and media buying to improve ROI for our clients.

●
Burson launches Reputation Capital – In June, Burson, WPP’s global PR and communications agency, launched Reputation Capital, an AI-powered technology and consulting solution designed to connect drivers of reputation to specific business outcomes such as stock price, sales, or purchase intent (see link). Available through WPP Open, this tool provides clients with a live view of their reputation, quantifying the tangible economic value of building and maintaining a strong corporate perception and enabling immediate decision-making to drive commercial success for our clients. The launch of Reputation Capital follows the release of Decipher Tech in late March (see link). Decipher Tech uses AI-driven predictive believability and virality indicators to forecast how messaging will resonate and to drive engagement with stakeholders.

●
Complementing direct investment with further strategic partnerships – During the course of the quarter, WPP expanded relationships with a number of strategic partners. In June (see link), WPP announced that it is the first advertising and marketing services company to integrate Symphony, TikTok’s groundbreaking generative AI tools, into WPP Open giving WPP teams early access to TikTok’s cutting-edge innovations, empowering clients to connect with TikTok’s massive audience through dynamic and engaging content. Separately, linked with the launch of Open Intelligence, WPP Media signed a number of partnerships and integrations with leading platforms to help advertisers activate their first party data for enhanced audience reach, measurement and media optimisation. This includes separate agreements with Amazon Ads (see link) as well as a number of retailers and technology companies, including Criteo, DICK’s Sporting Goods and Ocado Ads (see link). Finally, WPP expanded its partnership with Vercel (see link) which brings Vercel's pioneering AI technologies – v0 and AI SDK – to WPP teams and their clients. The first-of-its-kind partnership is expected to increase development efficiency by up to 25%, empowering WPP teams to deliver higher-value problem-solving through WPP Open and craft more innovative creative executions for clients.

2. Accelerate growth through the power of creative transformation

●
Creative Company of the Year at Cannes Lions 2025 – In June, WPP was named Creative Company of the Year, a testament to the collective creative excellence of our agencies and their outstanding client partnerships (see link). In addition, WPP’s Mindshare received the joint highest points tally in Media Network of the Year and Ogilvy and VML were placed in the top four for Creative Network of the Year.

Overall, WPP agencies collectively secured 168 Lions, featuring a coveted Titanium Lion and 10 Grand Prix. Key winning campaigns include Ogilvy's "Vaseline Verified" for Unilever (Titanium Lion & 2 Grand Prix), Mindshare's "Real Beauty Redefined for the AI Era" for Dove (Grand Prix for Media), DAVID’s “Haaland Payback Time” for Supercell (Grand Prix in Entertainment), VML’s “Preserved Promos” for Ziploc (Grand Prix for Creative Commerce), VML & OpenMind’s “Phone Break” for Nestlé (Grand Prix for Outdoor) and AKQA's "Sounds Right" (Grand Prix for Innovation).

Although a non-financial metric, WPP’s performance in awards showcases the Group’s ability to deliver innovative approaches to audience engagement, deep cultural relevance, and pioneering, responsible applications of technology to drive growth for clients worldwide.

●
New cross-channel B2B brand campaign – In May, WPP launched a cross-channel B2B brand campaign “Transforming How We Create”, targeting business leaders and senior marketing decision-makers. Led by WPP’s Chief Creative Officer Rob Reilly, the campaign was developed using WPP Open by a cross-agency team to highlight WPP’s AI credentials, our pioneering work and ambition to lead in the age of AI. The campaign reached 75% of the target audience and saw engagement metrics (video completion and click-through rates) well above benchmark.

●
Appointment of Global Creative & Innovation Lead – In July, Daniel Barak was appointed as Global Creative & Innovation Lead at WPP, joining from RG/A where he had been Global Executive Creative Director. At WPP, Daniel will work closely both with Rob Reilly, WPP’s Global Chief Creative Officer and Elav Horwitz, Global Head of Strategic Partnerships and AI Solutions, to amplify WPP’s creative and innovation efforts by delivering breakthrough creative campaigns, immersive brand experiences and innovation-led storytelling that leverages AI, data and technology.

3. Build world-class, market-leading brands

●
WPP Media launches as fully integrated, AI-powered media company, replacing GroupM – In late May, WPP strengthened its position as the leading marketing services business for the intelligent era with the launch of WPP Media, an AI-driven media company that replaces GroupM (see link). Connected by WPP Open, WPP Media unites media, data, and production capabilities to deliver creative personalisation at scale, reflecting a strategic move towards simpler, more integrated solutions for clients in the AI era.

●
WPP Media Business Intelligence releases latest ‘This Year, Next Year’ report – In June, WPP Media Business Intelligence published its Mid-Year Global Advertising Forecast for 2025, projecting global ad revenue to reach $1.08 trillion with 6.0% growth, a recalibration from previous forecasts due to global trade disruptions (see link). The report also introduces a new classification system for advertising activity (Content, Commerce, Location, and Intelligence) and examines key trends including the continued dominance of digital advertising, the rapid growth of retail media and user-generated content and the increasing impact of AI on media investment.

●
New Leadership at AKQA – In early July, WPP announced the appointment of Baiju Shah, formerly Global Chief Strategy Officer at Accenture Song, as the new Global CEO of AKQA (see link). This strategic hire reflects WPP's mission to deliver outstanding creativity coupled with deep expertise in AI, data, and technology and follows a more comprehensive rebuild of the global leadership team announced in April (see link) which included the appointment of Miriam Plon Sauer as Chief Strategy Officer, Ben Royce as Chief Technology Officer, Tim Devine as Chief Innovation Officer and Jonathan Bolden as Chief Transformation Officer.

4. Execute efficiently to drive financial returns through margin and cash

●
Reducing freelancer use – WPP continues to strategically reduce its reliance on external freelancers, driven by enhanced internal capabilities and technology-enabled efficiencies. This proactive approach has resulted in a 13% reduction in freelancer usage over the last 12 months, contributing to a c.25% overall reduction in freelancers over the past two years to fewer than 8,000 in the first half. Freelancers now represent 6.7% of our total workforce, down from 8.2% two years ago.

●
Empowering teams with AI agents – During the quarter, we launched AgentBuilder Pro within WPP Open, upgrading our existing AgentBuilder tool. Powered by AgentBuilder, more than 50,000 agents have been created inside WPP driving significant advances in terms of internal productivity as well as driving better outcomes for clients. More broadly, deployment of AI-enhanced tools is associated with an increase in productivity for teams using WPP Open, incorporating improved production efficiency and a reduction in review and approval times.

Corporate governance, purpose and ESG

●
Annual and Sustainability Reports – Our 2024 Annual Report was published at the end of March 2025. The report provides a comprehensive overview of WPP’s financial results, strategic progress and future growth initiatives while including important updates on corporate governance and ESG. Additional context on ways WPP is working to deliver against its purpose can be seen in our 2024 Sustainability Report.

Business segment and regional analysis

Business segments – revenue analysis

	Q2 2025			H1 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	3,024	(6.6)	(3.9)	5,871	(4.0)	(2.2)
Public Relations	176	(43.4)	(9.3)	351	(41.6)	(7.8)
Specialist Agencies	220	(17.3)	(0.5)	441	(13.4)	(0.5)
Total Group	3,420	(10.4)	(4.0)	6,663	(7.8)	(2.4)

Business segments – revenue less pass-through costs analysis

	Q2 2025			H1 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,183	(8.7)	(6.0)	4,302	(6.4)	(4.5)
Public Relations	168	(42.7)	(7.8)	335	(41.0)	(7.2)
Specialist Agencies	193	(15.0)	(1.9)	389	(10.8)	(0.4)
Total Group	2,544	(12.6)	(5.8)	5,026	(10.2)	(4.3)

Business segments – headline operating profit analysis

£ million	H1 2025	% margin1	H1 2024	% margin1
Global Integrated Agencies	352	8.2	551	12.0
Public Relations	39	11.6	80	14.1
Specialist Agencies	21	5.4	15	3.4
Total Group	412	8.2	646	11.5

1. Headline operating profit as a percentage of revenue less pass-through costs.

Business segment and regional analysis

Regional – revenue analysis

	Q2 2025			H1 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
N. America	1,279	(12.8)	(2.8)	2,537	(8.8)	(1.1)
United Kingdom	517	(5.0)	(6.6)	1,011	(4.4)	(6.2)
W Cont. Europe	713	(6.4)	(1.1)	1,351	(7.3)	(1.0)
AP, LA, AME, CEE1	911	(12.6)	(6.2)	1,764	(8.6)	(3.1)
Total Group	3,420	(10.4)	(4.0)	6,663	(7.8)	(2.4)

Regional – revenue less pass-through costs analysis

	Q2 2025			H1 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
N. America	974	(15.5)	(4.6)	1,966	(10.9)	(2.4)
United Kingdom	381	(3.8)	(6.5)	749	(3.9)	(6.0)
W Cont. Europe	534	(12.2)	(6.5)	1,021	(12.3)	(5.5)
AP, LA, AME, CEE	655	(13.4)	(6.8)	1,290	(11.0)	(5.4)
Total Group	2,544	(12.6)	(5.8)	5,026	(10.2)	(4.3)

Regional – headline operating profit analysis

£ million	H1 2025	% margin2	H1 2024	% margin2
N. America	281	14.3	336	15.2
United Kingdom	47	6.3	78	10.0
W Cont. Europe	36	3.5	117	10.1
AP, LA, AME, CEE	48	3.7	115	7.9
Total Group	412	8.2	646	11.5

1. Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
2. Headline operating profit as a percentage of revenue less pass-through costs.

Appendix 1: Interim results for the six months ended 30 June 2025

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2025

£ million	Notes	Six months ended 30 June 2025	Six months ended 30 June 2024
Revenue	3	6,663	7,227
Costs of services		(5,826)	(6,187)
Gross profit		837	1,040
General and administrative costs		(616)	(617)
Operating profit		221	423
Earnings from associates		17	16
Profit before interest and taxation		238	439
Finance and investment income		49	74
Finance costs		(178)	(210)
Revaluation and retranslation of financial instruments		(11)	35
Profit before taxation	3	98	338
Taxation		(28)	(92)
Profit for the period		70	246

Attributable to:
Equity holders of the parent		44	205
Non-controlling interests		26	41
		70	246

Earnings per share:
Basic earnings per ordinary share	5	4.1p	19.1p
Diluted earnings per ordinary share	5	4.0p	18.8p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

Unaudited condensed consolidated interim statement of comprehensive
(loss) / income for the six months ended 30 June 2025

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Profit for the period	70	246
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(359)	(37)
Gain/(loss) on net investment hedges	88	(18)
Cash flow hedges:
Fair value gain/(loss) arising on hedging instruments	19	(45)
Amounts reclassified to profit or loss	(46)	29
Costs of hedging	3	11
	(295)	(60)

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(9)	(2)
	(9)	(2)

Other comprehensive loss for the period	(304)	(62)
Total comprehensive (loss)/income for the period	(234)	184

Attributable to:
Equity holders of the parent	(248)	142
Non-controlling interests	14	42
	(234)	184

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive (loss) / income.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2025

£ million	Notes	Six months ended 30 June 2025	Six months ended 30 June 2024
Net cash outflow from operating activities1	6	(1,036)	(540)
Investing activities
Acquisitions1	9	(127)	(33)
Disposals of investments and subsidiaries		5	29
Purchases of property, plant and equipment		(42)	(82)
Purchases of intangible assets		(46)	(25)
Proceeds on disposal of property, plant and equipment		1	1
Net cash outflow from investing activities		(209)	(110)
Financing activities
Principal elements of lease payments		(120)	(140)
Cash consideration received from non-controlling interests		—	3
Cash consideration for purchase of non-controlling interests		(7)	(20)
Share repurchases and buybacks		(92)	(57)
Proceeds from borrowings		666	1,060
Repayment of borrowings		(418)	(13)
Repayment of borrowing related derivatives2		(26)	—
Financing and share issue costs		—	(6)
Dividends paid to non-controlling interests in subsidiary undertakings		(26)	(34)
Net cash (outflow)/inflow from financing activities		(23)	793
Net (decrease)/increase in cash and cash equivalents		(1,268)	143
Foreign exchange translation of cash and cash equivalents		(31)	(59)
Cash and cash equivalents at beginning of period		2,467	1,860
Cash and cash equivalents at end of period	7	1,168	1,944

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.
2 Repayment of borrowing related derivatives was previously presented within Repayment of borrowings.

Unaudited condensed consolidated interim balance sheet as at 30 June 2025

£ million	Notes	30 June 2025	31 December 2024
Non-current assets
Goodwill		7,348	7,610
Other intangible assets		726	737
Property, plant and equipment		841	909
Right-of-use assets		1,396	1,385
Interests in associates		238	253
Other investments		346	398
Deferred tax assets		304	323
Corporate income tax recoverable		64	59
Trade and other receivables		280	174
		11,543	11,848
Current assets
Corporate income tax recoverable		100	113
Trade and other receivables		7,366	7,722
Accrued income and unbilled media		2,948	3,188
Cash and cash equivalents	7	1,437	2,638
		11,851	13,661

Current liabilities
Trade and other payables		(11,067)	(13,056)
Deferred income and customer advances		(1,216)	(1,160)
Corporate income tax payable		(182)	(333)
Lease liabilities		(222)	(240)
Borrowings	7	(936)	(584)
Provisions for liabilities and charges		(137)	(143)
		(13,760)	(15,516)
Net current liabilities		(1,909)	(1,855)

Non-current liabilities
Borrowings	7	(3,845)	(3,744)
Trade and other payables		(136)	(229)
Deferred tax liabilities		(173)	(142)
Employee benefit obligations		(129)	(132)
Provisions for liabilities and charges		(192)	(232)
Lease liabilities		(1,751)	(1,780)
		(6,226)	(6,259)
Net assets		3,408	3,734

Equity
Called-up share capital		109	109
Share premium account		579	579
Other reserves		(140)	151
Own shares		(208)	(191)
Retained earnings		2,824	2,827
Equity shareholders’ funds		3,164	3,475
Non-controlling interests		244	259
Total equity		3,408	3,734

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

Unaudited condensed consolidated interim statement of changes in equity for the period ended 30 June 2025

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings1	Total equity share holders’ funds	Non-controlling interests	Total
Balance at 1 January 2024	114	577	187	(990)	3,488	3,376	457	3,833
Profit for the period	—	—	—	—	205	205	41	246
Other comprehensive loss	—	—	(61)	—	(2)	(63)	1	(62)
Total comprehensive (loss)/income	—	—	(61)	—	203	142	42	184
Dividends paid	—	—	—	—	—	—	(34)	(34)
Treasury shares used for share option schemes	—	—	—	54	(54)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	56	56	—	56
Tax on share-based payments	—	—	—	—	—	—	—	—
Net movement in own shares held by ESOP Trusts	—	—	—	(4)	(53)	(57)	—	(57)
Net movement of liabilities in respect of put options	—	—	12	—	2	14	—	14
Net movement in non-controlling interests2	—	—	—	—	(34)	(34)	(4)	(38)
Total transactions with owners	—	—	12	50	(83)	(21)	(38)	(59)

Balance at 30 June 2024	114	577	138	(940)	3,608	3,497	461	3,958

Balance at 1 January 2025	109	579	151	(191)	2,827	3,475	259	3,734
Profit for the period	—	—	—	—	44	44	26	70
Other comprehensive loss	—	—	(282)	—	(10)	(292)	(12)	(304)
Total comprehensive (loss)/income	—	—	(282)	—	34	(248)	14	(234)
Dividends paid	—	—	—	—	—	—	(26)	(26)
Treasury shares used for share option schemes	—	—	—	—	—	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	41	41	—	41
Tax on share-based payments	—	—	—	—	(1)	(1)	—	(1)
Net movement in own shares held by ESOP Trusts	—	—	—	(17)	(75)	(92)	—	(92)
Net movement of liabilities in respect of put options	—	—	(9)	—	—	(9)	—	(9)
Net movement in non-controlling interests2	—	—	—	—	(2)	(2)	(3)	(5)
Total transactions with owners	—	—	(9)	(17)	(37)	(63)	(29)	(92)

Balance at 30 June 2025	109	579	(140)	(208)	2,824	3,164	244	3,408

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £363 million at 30 June 2025 (31 December 2024: £354 million).
2 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2025 comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages 151 - 156 of the 2024 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period ended 30 June 2025.

The tax charge for the Group is calculated in accordance with IAS 34, by applying management’s best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings, to the profit before tax for the six months ended 30 June 2025. This is then adjusted for certain discrete items which occurred in the interim period.

The Group does not consider that the amendments to standards adopted during the period have a significant impact on the financial statements.

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies. The unaudited condensed consolidated interim financial statements for the six months to 30 June 2025 and six months to 30 June 2024 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2024, reported on by the Group’s auditor, have been delivered to the Jersey Registrar and received an unqualified auditors’ report.

Having considered the principal risks (as outlined on pages 78 - 85 of the 2024 Annual Report and Accounts, and summarised in Appendix 2), the directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements. In making this assessment, the directors have reviewed the results of latest cash flow forecasts for the period to 31 December 2026 and have considered the results of a reverse stress test to quantify the level of revenue less pass-through costs decline required to utilise all of the Group's liquidity headroom, taking into account debt maturities and cost mitigations. The likelihood of declines required to utilise all available headroom is considered remote. None of the Group's facilities have financial covenants.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2024.

2. Costs of services and general and administrative costs

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Staff costs1	3,685	3,985
Establishment costs	219	242
Media pass-through costs	1,279	1,208
Other costs of services and general and administrative costs2	1,259	1,369
	6,442	6,804
1 Additional staff costs of £4 million (period ended 30 June 2024: £77 million) are included within Restructuring and transformation costs below.
2 Other costs of services and general and administrative costs include £358 million (period ended 30 June 2024: £420 million) of other pass-through costs.

2. Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include the following significant items:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Goodwill impairment	116	—
Amortisation and impairment of acquired intangible assets	32	57
Restructuring and transformation costs	32	131

Goodwill impairment
In the six months to 30 June 2025, goodwill impairment charges of £116 million were recognised (period to 30 June 2024: £nil). As a result of the separation of AKQA and Grey in 2025, the previous AKQA Group cash generating unit (“CGU”), which was impaired in 2024, now constitutes two separate CGUs for AKQA and Grey. Of the total impairment charges recognised in the current period, £58 million related to the Grey CGU and £58 million related to the AKQA CGU.

The impairment charges related to both the Grey and AKQA CGUs reflect the impact of previously unforeseen declines in trading performance, predominantly due to the adverse impact of further macroeconomic pressures and uncertainty in the period following the introduction of new global tariffs in April, which are impacting client discretionary spend and the volume of net new business.

The recoverable amounts of the Grey and AKQA CGUs, which are both part of the Global Integrated Agencies reportable segment, are £181 million and £172 million, respectively. The recoverable amounts of the Grey and AKQA CGUs were calculated on a fair value less costs of disposal (FVLCD) basis. The FVLCDs were determined using a discounted cash flow approach with future cash flows based upon a projection period of up to five years, with cash flows beyond the projection period based on a long-term growth rate of 2.0% (2024: 2.0%). Post-tax discount rates of 12.25% (2024: 10.5%) and 11.25% (2024: 10.5%) were applied to determine the Grey and AKQA recoverable amounts, respectively. The basis for the key inputs, which are considered Level 3 in the fair value hierarchy, is consistent with the previous full year impairment test.

The new factors impacting Grey and AKQA, described above, have also reduced the headroom at the Ogilvy CGU in 2025. If operating margins, which the impairment assessments are sensitive to, in future periods were 2.0% lower than current expectations, additional goodwill impairment charges of £36 million for AKQA and £27 million for Grey would be recognised. For Ogilvy, if operating margin was 1.0% lower than current expectations a goodwill impairment charge of £68 million would be recognised, if the discount rate was 1.0% higher a goodwill impairment charge of £84 million would be recognised.

Amortisation and impairment of acquired intangible assets
Charges of £32 million (2024: £57 million) relate to ongoing amortisation charges for previously acquired intangible assets. The prior period included an accelerated amortisation charge of £20 million for certain brands that no longer had a useful life due to the creation of Burson.

Restructuring and transformation costs
Charges of £32 million (2024: £131 million) include £25 million (2024: £47 million) in relation to the Group’s IT transformation programme, which includes the rollout of new ERP systems. The prior period included costs of £76 million related to the continuing transformation plan, including the creation of VML and Burson, and simplification of GroupM.

Notes to the unaudited condensed consolidated interim financial statements

3. Segmental analysis

Reported contributions by reportable segments were as follows:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Revenue1
Global Integrated Agencies	5,871	6,117
Public Relations	351	601
Specialist Agencies	441	509
	6,663	7,227
Revenue less pass-through costs1,2
Global Integrated Agencies	4,302	4,595
Public Relations	335	568
Specialist Agencies	389	436
	5,026	5,599
Headline operating profit1,3
Global Integrated Agencies	352	551
Public Relations	39	80
Specialist Agencies	21	15
	412	646
Adjusting items within IFRS operating profit4	(191)	(223)
Financing items5	(140)	(101)
Earnings from associates	17	16
Reported profit before tax	98	338

1 Intersegment transactions have not been separately disclosed as they are not material.
2 Revenue less pass-through costs is defined and reconciled by segment and by geographical area in Appendix 4.
3 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 4.
4 Adjusting items are defined and reconciled in Appendix 4.
5 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

3. Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Revenue1
North America2	2,537	2,781
United Kingdom	1,011	1,058
Western Continental Europe	1,351	1,458
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,764	1,930
	6,663	7,227
Revenue less pass-through costs1,3
North America2	1,966	2,207
United Kingdom	749	779
Western Continental Europe	1,021	1,164
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,290	1,449
	5,026	5,599
Headline operating profit1,4
North America2	281	336
United Kingdom	47	78
Western Continental Europe	36	117
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	48	115
	412	646
Adjusting items within IFRS operating profit5	(191)	(223)
Financing items6	(140)	(101)
Earnings from associates	17	16
Reporting profit before tax4	98	338

1 Interregional transactions have not been separately disclosed as they are not material.
2 North America includes the US, which has revenue of £2,387 million (2024: £2,609 million), revenue less pass-through costs of £1,852 million (2024: £2,071 million) and headline operating profit of £264 million (2024: £316 million).
3 Revenue less pass-through costs is defined and reconciled by segment and by geographical area in Appendix 4.
4 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 4.
5 Adjusting items are defined and reconciled in Appendix 4.
6 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

Notes to the unaudited condensed consolidated interim financial statements

4. Ordinary dividends

The Board has recommended an interim dividend of 7.5p (2024: 15.0p) per ordinary share. This is expected to be paid on 3 November 2025 to shareholders on the register at 10 October 2025. The Board recommended a final dividend of 24.4p per ordinary share in respect of 2024. This was paid on 4 July 2025.

5. Earnings per share ("EPS")

Basic EPS

The calculation of basic EPS is as follows:
	Six months ended 30 June 2025	Six months ended 30 June 2024
Profit for the period attributable to equity holders of the parent (£ million)	44	205
Weighted average number of shares used in basic EPS calculation (million)	1,077	1,075
Basic EPS	4.1 p	19.1 p

Diluted EPS

The calculation of diluted EPS is as follows:
	Six months ended 30 June 2025	Six months ended 30 June 2024
Profit for the period attributable to equity holders of the parent (£ million)	44	205
Weighted average number of shares used in diluted EPS calculation (million)	1,093	1,092
Diluted EPS	4.0 p	18.8 p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2025	Six months ended 30 June 2024
Weighted average number of shares used in basic EPS calculation	1,077	1,075
Other potentially issuable shares	16	17
Weighted average number of shares used in diluted EPS calculation	1,093	1,092

At 30 June 2025 there were 1,091,394,251 (30 June 2024: 1,141,513,946) ordinary shares in issue, including 12,591,893 treasury shares (30 June 2024: 62,959,463).

Notes to the unaudited condensed consolidated interim financial statements

6. Analysis of cash flows

The following table analyses the net cash outflow from operating activities presented within the cash flow statement:

Net cash outflow from operating activities:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Profit for the period	70	246
Taxation	28	92
Revaluation and retranslation of financial instruments	11	(35)
Finance costs	178	210
Finance and investment income	(49)	(74)
Earnings from associates	(17)	(16)
Operating profit	221	423
Adjustments for:
Non-cash share-based incentive plans (including share options)	41	56
Depreciation of property, plant and equipment	82	81
Depreciation of right-of-use assets	101	110
Goodwill impairment	116	—
Impairment of investments in associates	—	23
Property-related impairment charges	5	4
Amortisation and impairment of acquired intangible assets	32	57
Amortisation of other intangible assets	20	14
Gains on disposal of investments and subsidiaries	(2)	(8)
Gains on sale of property, plant and equipment	—	(2)
Operating cash flow before movements in working capital and provisions	616	758
Decrease in trade receivables and accrued income	375	430
Decrease in trade payables and deferred income	(1,303)	(1,055)
Increase in other receivables	(219)	(109)
Decrease in other payables	(186)	(337)
(Decrease) / increase in provisions	(15)	15
Cash used by operations	(732)	(298)
Corporation and overseas tax paid	(168)	(168)
Interest paid on lease liabilities	(50)	(47)
Other interest and similar charges paid	(117)	(118)
Interest received	24	69
Investment income	5	5
Dividends from associates	15	18
Contingent consideration liability payments recognised in operating activities1	(13)	(1)
Net cash outflow from operating activities	(1,036)	(540)

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.

Notes to the unaudited condensed consolidated interim financial statements

7. Cash and cash equivalents and total borrowings

£ million	30 June 2025	31 December 2024
Cash and cash equivalents as presented in the consolidated balance sheet	1,437	2,638
Bank overdrafts	(269)	(171)
Cash and cash equivalents as presented in the consolidated cash flow statement	1,168	2,467
Borrowings due within one year (excluding bank overdrafts)	(667)	(413)
Borrowings due after one year	(3,845)	(3,744)
Total borrowings (excluding bank overdrafts)	(4,512)	(4,157)

The Group estimates that the fair value of corporate bonds is £3,651 million at 30 June 2025
(31 December 2024: £3,964 million).

8. Financial Instruments - fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3	Total
30 June 2025
Derivatives in designated hedge relationships
Derivative assets	—	86	—	86
Derivative liabilities	—	(3)	—	(3)
Held at fair value through profit or loss
Money market funds	12	—	—	12
Other investments	60	—	198	258
Derivative assets	—	2	—	2
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	(31)	(88)	(119)
Held at fair value through other comprehensive income
Trade and other receivables	—	237	—	237
Other investments	2	—	86	88

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources.

For all level 3 fair value measurements, a change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

8. Financial Instruments - fair value (continued)

Reconciliation of level 3 fair value measurements:
£ million	Contingent consideration liabilities	Other investments
1 January 2025	(133)	322
Losses recognised in the income statement	(3)	(15)
Losses recognised in other comprehensive income	—	(9)
Exchange adjustments	2	(20)
Transfers	31	—
Additions	—	6
Settlements	15	—
30 June 2025	(88)	284

9. Acquisitions

Acquisition of InfoSum

On 4 April 2025, the Group acquired 100% of the ordinary share capital of Cognitive Logic Inc.(“InfoSum”), a data collaboration platform.

Total cash consideration of £108 million was paid on completion date. Total net assets acquired were £17 million, including £32 million of proprietary technology intangible assets. The goodwill on the acquisition was £91 million. The goodwill is attributable to anticipated synergies and will not be deductible for tax purposes.

10. Related party transactions

The Group enters into transactions with its associate undertakings, primarily in relation to pass-through billing arrangements.

The following amounts were outstanding at 30 June 2025 and 31 December 2024:

£ million	30 June 2025	31 December 2024
Amounts owed by related parties	109	68
Amounts owed to related parties	(124)	(104)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for the period ended 30 June 2025.

11. Events after the reporting period

There were no events after the reporting period that require disclosure.

Director’s responsibility statement

The Directors confirm that to the best of their knowledge:

a.
the condensed set of financial statements, which has been prepared in accordance with the applicable set of accounting standards, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer, or the undertakings included in the consolidation as a whole as required by DTR 4.2.4R;
b.
the interim management report includes a fair review of the information required by DTR 4.2.7R; and
c.
the interim management report includes a fair review of the information required by DTR 4.2.8R.

The names and functions of the WPP plc Board can be found at: wpp.com/about/our-leadership/the-wpp-board

This responsibility statement is approved by the Board of Directors and is signed on its behalf by:

J Wilson
Chief Financial Officer
7 August 2025

Independent review report to WPP plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed WPP plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the 2025 Interim Results of WPP plc for the six month period ended 30 June 2025 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:
●
the condensed consolidated interim balance sheet at 30 June 2025;
●
the condensed consolidated interim income statement for the period then ended;
●
the condensed consolidated interim statement of comprehensive (loss) / income for the period then ended;
●
the condensed consolidated interim cash flow statement for the period then ended;
●
the condensed consolidated interim statement of changes in equity for the period then ended; and
●
the explanatory notes to the interim financial statements.

The interim financial statements included in the 2025 Interim Results of WPP plc have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2025 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The 2025 Interim Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2025 Interim Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the 2025 Interim Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2025 Interim Results based on our review. Our conclusion, including our conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 August 2025

Appendix 2: Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these were set out on pages 78 - 85 of the 2024 Annual Report and Accounts, and are as follows: economic risk; geopolitical risk; strategic plan; AI strategy; IT and systems; client loss; client concentration; people, culture and succession; cyber and information security; credit risk; internal financial controls; data privacy; taxation; regulatory; sanctions; and environmental, social and governance (ESG).

No changes to the Group’s principal risks and uncertainties have occurred in the period ended 30 June 2025.

Appendix 3: Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Company’s current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

Appendix 4: Alternative performance measures for the period ended 30 June 2025

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. These are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies, and these measures are useful in connection with discussions with the investment community.

In the calculation of headline measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring such that they are to be excluded.

The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.

Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Revenue	6,663	7,227
Media pass-through costs	(1,279)	(1,208)
Other pass-through costs	(358)	(420)
Revenue less pass-through costs	5,026	5,599

Reconciliation of revenue to revenue less pass-through costs by reportable segment:

Six months ended 30 June 2025
£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	5,871	351	441
Media pass-through costs	(1,279)	—	—
Other pass-through costs	(290)	(16)	(52)
Revenue less-pass through costs	4,302	335	389

Six months ended 30 June 2024
£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	6,117	601	509
Media pass-through costs	(1,208)	—	—
Other pass-through costs	(314)	(33)	(73)
Revenue less-pass through costs	4,595	568	436

Reconciliation of revenue to revenue less pass-through costs by geographical area:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
North America
Revenue	2,537	2,781
Media pass-through costs	(416)	(395)
Other pass-through costs	(155)	(179)
Revenue less pass-through costs	1,966	2,207
United Kingdom
Revenue	1,011	1,058
Media pass-through costs	(185)	(182)
Other pass-through costs	(77)	(97)
Revenue less pass-through costs	749	779

Western Continental Europe
Revenue	1,351	1,458
Media pass-through costs	(271)	(231)
Other pass-through costs	(59)	(63)
Revenue less pass-through costs	1,021	1,164

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Revenue	1,764	1,930
Media pass-through costs	(407)	(400)
Other pass-through costs	(67)	(81)
Revenue less pass-through costs	1,290	1,449

Reconciliation of profit before taxation to headline operating profit:

£ million	Six months ended 30 June 2025	Margin	Six months ended 30 June 2024	Margin
Profit before taxation	98		338
Finance and investment income	(49)		(74)
Finance costs	178		210
Revaluation and retranslation of financial instruments	11		(35)
Profit before interest and taxation	238		439
Earnings from associates	(17)		(16)
Operating profit1	221	3.3%	423	5.9%
Goodwill impairment	116		—
Impairment of investments in associates	—		23
Amortisation and impairment of acquired intangible assets	32		57
Restructuring and transformation costs	32		131
Property-related restructuring costs2	13		22
Gains on disposal of investments and subsidiaries	(2)		(8)
Gains on disposal of property	—		(2)
Headline operating profit1	412	8.2%	646	11.5%

1 Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

2 Property-related restructuring costs includes £5 million of property-related impairment charges (2024: £4 million).

Headline operating profit margin before and after earnings from associates:

£ million	Six months ended 30 June 2025	Margin	Six months ended 30 June 2024	Margin
Revenue less pass-through costs	5,026		5,599
Headline operating profit	412	8.2%	646	11.5%
Headline earnings from associates	17		15
Headline PBIT	429	8.5%	661	11.8%

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Headline PBIT	429	661
Depreciation of property, plant and equipment	82	81
Amortisation of other intangible assets	20	14
Headline EBITDA (including depreciation of right-of-use assets)	531	756
Depreciation of right-of-use assets	101	110
Headline EBITDA	632	866

Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric (average adjusted net debt/headline EBITDA within the range of 1.5x-1.75x).

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Profit before taxation	98	338
Goodwill impairment	116	—
Impairment of investments in associates	—	23
Amortisation and impairment of acquired intangible assets	32	57
Restructuring and transformation costs	32	131
Property-related restructuring costs	13	22
Gains on disposal of investments and subsidiaries	(2)	(8)
Gains on disposal of property	—	(2)
Share of adjusting and other items for associates	—	(1)
Revaluation and retranslation of financial instruments	11	(35)
Headline PBT	300	525
Headline tax charge	(55)	(146)
Non-controlling interests	(26)	(41)
Headline earnings	219	338

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline net finance costs:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Finance and investment income	(49)	(74)
Finance costs	178	210
Headline net finance costs	129	136

Calculation of headline taxation:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Headline PBT	300	525
Tax charge	28	92
Tax credit relating to restructuring and transformation costs and property-related costs	10	36
Deferred tax impact of the amortisation of acquisition related intangible assets and liabilities	5	8
Deferred tax relating to investments in associates	12	10
Headline tax charge	55	146
Headline tax rate	18.3%	28.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 18.3% (2024: 28.0%).

Earnings from associates:

Management reviews the 'earnings from associates' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.

The following table is an analysis of 'earnings from associates' and underlying component movements:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Share of profit before interest and taxation	19	18
Share of adjusting and other items for associates	—	1
Share of interest and non-controlling interests	3	2
Share of taxation	(5)	(5)
Earnings from associates	17	16
less: share of adjusting and other items for associates	—	(1)
Headline earnings from associates	17	15

Headline earnings per share:

The calculation of basic headline EPS is as follows:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Headline earnings (£ million)	219	338
Weighted average number of shares used in basic EPS calculation (million) (note 5)	1,077	1,075
Basic headline EPS	20.3p	31.4p

The calculation of diluted headline EPS is as follows:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Headline earnings (£ million)	219	338
Weighted average number of shares used in diluted EPS calculation (million) (note 5)	1,093	1,092
Diluted headline EPS	20.0p	30.9p

Adjusted net debt and average adjusted net debt:

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt at a period end is defined as cash and cash equivalents, bank overdrafts and borrowings due within one year, borrowings due after one year and derivative financial instruments hedging debt items. The definition of adjusted net debt has been updated to include the impact of derivative financial instruments that hedge debt items as management believes this provides a more accurate representation of the adjusted net debt levels of the Group.

£ million	30 June 2025	31 December 20241	30 June 20241
Cash and cash equivalents	1,437	2,638	2,128
Borrowings due within one year	(936)	(584)	(1,201)
Borrowings due after one year	(3,845)	(3,744)	(4,298)
Derivative financial instruments	83	(52)	(55)
Adjusted net debt1	(3,261)	(1,742)	(3,426)
Average adjusted net debt1	(3,383)	(3,506)	(3,633)

Adjusted net debt excludes lease liabilities. Average adjusted net debt is calculated as the average of the Group’s monthly adjusted net debt. Average adjusted net debt for 30 June 2025 and 30 June 2024 represents the average for the twelve month period ended 30 June 2025 and 30 June 2024 respectively. Average adjusted net debt for 31 December 2024 represents the average for the twelve month period ended 31 December 2024.

Average adjusted net debt to headline EBITDA ratio:

£ million	30 June 2025	31 December 2024	30 June 2024
Average adjusted net debt (12 month rolling)1	(3,383)	(3,506)	(3,633)
Headline EBITDA (including depreciation of right-of-use assets) (12 month rolling)	1,710	1,935	1,966
Average adjusted net debt to headline EBITDA ratio1	1.98x	1.81x	1.85x

The average adjusted net debt and headline EBITDA (including depreciation of right-of-use assets) amounts used in the average adjusted net debt to headline EBITDA (including depreciation of right-of-use assets) ratio calculation above are for the 12 months ended 30 June 2025, 31 December 2024 and 30 June 2024 respectively.

1 The definitions of adjusted net debt and average adjusted net debt have been updated to include derivative financial instruments. Prior year comparatives and related metrics (i.e. the average adjusted net debt to headline EBITDA ratio) have been re-presented for this new definition.

Reconciliation of adjusted cash flow measures

The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted operating cash flow before working capital, adjusted free cash flow and adjusted net cash flow.

Reconciliation of operating cash flow, adjusted free cash flow and adjusted net cash flow:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Net cash outflow from operating activities	(1,036)	(540)
Corporation and overseas tax paid	168	168
Interest paid on lease liabilities	50	47
Other interest and similar charges paid	117	118
Interest received	(24)	(69)
Investment income	(5)	(5)
Dividends from associates	(15)	(18)
Contingent consideration liability payments recognised in operating activities	13	1
Cash used by operations	(732)	(298)
Purchase of property, plant and equipment	(42)	(82)
Purchase of intangible assets	(46)	(25)
Repayment of lease liabilities	(120)	(140)
Interest paid on lease liabilities	(50)	(47)
Investment income	5	5
Adjusted operating cash flow	(985)	(587)
Corporation and overseas tax paid	(168)	(168)
Other interest and similar charges paid	(117)	(118)
Interest received	24	69
Dividends from associates	15	18
Contingent consideration liability payments	(15)	(25)
Dividends paid to non-controlling interests in subsidiary undertakings	(26)	(34)
Adjusted free cash flow	(1,272)	(845)
Net disposal proceeds	6	33
Net initial acquisition payments	(133)	(29)
Share purchases	(92)	(57)
Adjusted net cash flow	(1,491)	(898)

Reconciliation of adjusted operating cash flow before working capital:

£ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Adjusted operating cash flow	(985)	(587)
Less movements in working capital and provisions:
Decrease in trade receivables and accrued income	(375)	(430)
Decrease in trade payables and deferred income	1,303	1,055
Increase in other receivables	219	109
Decrease in other payables	186	337
(Decrease) / increase in provisions	15	(15)
Adjusted operating cash flow before working capital	363	469

Reconciliation of adjusted cash flow measures (continued)

Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted operating cash flow before working capital is meaningful to investors because it excludes working capital movements which can be volatile around period ends.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Constant currency and ‘like-for-like’:

These condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one period to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and like-for-like methods are outlined in the Glossary.

The following tables reconcile reported revenue growth for the three and six months ended 30 June 2025 and 2024, including like-for-like revenue growth for the same periods:

£ million
Revenue
Six months ended 30 June 2024 reported (H1)	7,227
Impact of exchange rate changes	(175)	(2.4) %
Impact of acquisitions and disposals	(214)	(3.0) %
Like-for-like growth	(175)	(2.4) %
Six months ended 30 June 2025 reported (H1)	6,663	(7.8) %

Constant currency and ‘like-for-like’ (continued):

£ million
Revenue
Three months ended 30 June 2024 reported (Q2)	3,815
Impact of exchange rate changes	(135)	(3.6) %
Impact of acquisitions and disposals	(107)	(2.8) %
Like-for-like growth	(153)	(4.0) %
Three months ended 30 June 2025 reported (Q2)	3,420	(10.4) %

The following tables reconcile revenue less pass-through costs growth for the three and six months ended 30 June 2025 and 2024, including like-for-like revenue less pass-through costs growth for the same periods:

£ million
Revenue less pass-through costs
Six months ended 30 June 2024 reported (H1)	5,599
Impact of exchange rate changes	(134)	(2.4) %
Impact of acquisitions and disposals	(196)	(3.5) %
Like-for-like growth	(243)	(4.3) %
Six months ended 30 June 2025 reported (H1)	5,026	(10.2) %

£ million
Revenue less pass-through costs
Three months ended 30 June 2024 reported (Q2)	2,912
Impact of exchange rate changes	(103)	(3.5) %
Impact of acquisitions and disposals	(96)	(3.3) %
Like-for-like growth	(169)	(5.8) %
Three months ended 30 June 2025 reported (Q2)	2,544	(12.6) %

The following table reconciles headline operating profit growth for the six months ended 30 June 2025 and 2024, including like-for-like headline operating profit growth for the same period:

£ million	Margin
Headline operating profit
Six months ended 30 June 2024 reported (H1)	11.5%	646
Impact of exchange rate changes		(19)	(2.9) %
Impact of acquisitions and disposals		(27)	(4.2) %
Like-for-like growth		(188)	(29.1) %
Six months ended 30 June 2025 reported (H1)	8.2%	412	(36.2) %

Adjusted free cash flow
Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted operating cash flow
Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted operating cash flow before working capital
Adjusted operating cash flow before movement in trade receivables and accrued income, trade payables and deferred income, other receivables, other payables and provisions.

Adjusted net cash flow
Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Average adjusted net debt and adjusted net debt
Average adjusted net debt is the average monthly net borrowings of the Group. Adjusted net debt consists of cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt, and excludes lease liabilities.

Billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2025 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Establishment costs
Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs (defined above), based on the function of employees within the Group.

Headline costs
Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Headline earnings
Headline PBT less headline tax charge and headline non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, legal provision charges/gains and share of adjusting and other items for associates.

Headline earnings from associates
Earnings from associates, excluding share of adjusting and other items for associates.

Headline net finance costs
Net finance costs (as defined below) excluding revaluation and retranslation of financial instruments.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs and legal provision charges/gains.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Headline PBIT
Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains and share of adjusting and other items for associates.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, acquisition related intangible assets and liabilities, restructuring and transformation costs, property-related restructuring costs, investments in associates, other transaction costs and legal provision charges/gains.

Like-for-like
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.

Net finance costs
All costs related to interest expense on bank overdrafts, bonds, bank loans, lease liabilities, swaps and revaluation and retranslation of financial instruments less any interest income on cash surplus and investments.

Net working capital
The movement in net working capital consists of movements in trade receivables and accrued income, trade payables and deferred income, other receivables, other payables and provisions per the analysis of cash flows in note 6.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 07 August 2025.	By: ______________________
Balbir Kelly-Bisla
Company Secretary